

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 9, 2021

Daniel Barcelo
Chief Executive Officer
FREYR Battery
412F, route d'Esch, L-2086 Luxembourg
Grand Duchy of Luxembourg

  Re: FREYR Battery
    Registration Statement on Form S-4
    Filed March 26, 2021
    File No. 333-254743

Dear Mr. Barcelo:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4 filed March 26, 2021

Comparative Share Information, page 42

1. Please tell us how the $0.14 book value per share was calculated or determined.

Unaudited Pro Forma Condensed Combined Financial Information, page 152

2. Please refer to adjustment (H) and clarify why an adjustment for the payment of transaction costs is reflected in additional paid in capital rather than in accumulated deficit.

3. Please revise the presentation to ensure that the pro forma adjustments in the pro forma statements of operations meet the requirements of Regulation S-X, Article 8-05(b) and Article 11-02(a)(11). In this regard, revise the notes to disclose any expenses,

gains, losses and related tax effects which will not recur in your statement of operations beyond 12 months after the transaction.

New Plan Benefit, page 173

4.   Please tell us whether the amounts to be paid under the 2021 equity incentive plan will be reflected in your pro forma financial statements upon determination of the value.

FREYR AS Financial Statements
Notes to Consolidated Financial Statements
7. Commitments and Contingencies
Other Commitments, page F-14

5.   We note that you will recognize the cost associated with the 24M license over the service period. Given that you are making payments of $19.3 million during 2021, please clarify how you have accounted for amounts payable at December 31, 2020, including any related liabilities as well as the amounts expensed. Your response should include references to the accounting literature that supports the basis for conclusions as well as material terms of the agreement.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Heather Clark, Staff Accountant, at 202-551-3624 or Martin James, Senior Advisor, at 202-551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or Erin Purnell, Senior Attorney, at 202-551-3454 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing

cc: Douglas Ellenoff, Esq.